Exhibit 99.1

LEAD REAL ESTATE CO., LTD

INDEX TO CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
TABLE OF CONTENTS

CONTENTS	PAGE(S)
UNAUDITED CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 (UNAUDITED) AND JUNE 30, 2024	F-2

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023	F-3

NOTE 1 – REVISION OF UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	F-4

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

(Japanese yen in thousands, except share data)

	December 31, 2024	June 30, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥346,260	¥1,300,684
Accounts receivable, net	30,630	22,859
Real estate inventory	11,686,479	9,267,825
Contract assets	244,197	236,499
Prepaid and other current assets	489,312	493,819
Total current assets	12,796,878	11,321,686
Property and equipment, net	6,655,037	5,449,101
Intangible asset, net	44,593	54,138
Investments in marketable securities	20,496	20,844
Right-of-use assets, operating lease, net	181,593	154,613
Investments	46,946	46,394
Other assets	186,016	170,588
Total assets	¥19,931,559	¥17,217,364
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	¥709,231	¥602,013
Current portion of notes payable	10,054,610	6,815,181
Contract liabilities	285,143	130,259
Current portion of operating lease liabilities	91,360	67,938
Accrued expenses and other current liabilities	192,810	356,856
Total current liabilities	11,333,154	7,972,247
Notes payable, net of current portion	4,601,919	4,598,151
Deferred tax liabilities, net	75,610	85,018
Operating lease liabilities, net of current portion	94,884	91,471
Other liabilities	235,131	233,109
Total liabilities	16,340,698	12,979,996
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of June 30, 2025 and December 31, 2024, with no stated par value	1,206,765	1,206,765
Retained earnings	2,514,576	3,159,815
Treasury stock, at cost, 1,986,100 shares as of June 30, 2025 and December 31, 2024	(154,121)	(154,121)
Non-controlling interest	(8,058)	(7,558)
Accumulated translation gain	31,699	32,467
Total shareholders' equity	3,590,861	4,237,368
Total liabilities and shareholders' equity	¥19,931,559	¥17,217,364

LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Japanese yen in thousands, except share and per share data)

	Six Months Ended December 31,
	2024	2023
		(Revised)
Revenue:
Real estate sales	¥4,812,944	¥6,438,863
Other revenue	218,905	197,535
Total revenue	5,031,849	6,636,398
Expenses:
Cost of sales - real estate	4,309,767	5,469,184
Cost of sales - other	125,049	120,785
Selling, general, and administrative	1,191,386	1,114,467
Total expenses	5,626,202	6,704,436
Operating loss	(594,353)	(68,038)
Other income (expense):
Interest expenses	(23,301)	(10,008)
Other, net	(8,639)	199,970
Total other income (expense), net	(31,940)	189,962
Income before income taxes	(626,293)	121,924
Income taxes	(21,980)	51,702
Net income	(604,313)	70,222
Net loss attributable to the noncontrolling interests	-	(219)
Net income (loss) attributable to ordinary shareholders	(604,313)	70,441
Foreign currency translation loss	(276)	-
Total comprehensive income (loss)	¥(604,589)	¥70,441
Earnings per share:
Basic	¥(44.32)	¥5.16
Diluted	¥(44.32)	¥5.16
Weighted average shares outstanding:
Basic	13,641,900	13,641,900
Diluted	13,641,900	13,641,900

See the accompanying Note 1 for the revised unaudited consolidated statement of comprehensive income.

1.            REVISION OF UNAUDITED CONSOLIDATED STATEMENT OF CONPREHENSIVE INCOME

Subsequent to the original issuance of the Company’s interim consolidated financial statements as of and for the six months ended December 31, 2023, the Company identified errors related to the accounting treatment of certain transactions. The Company concluded that the impact was not material to its interim consolidated financial information and has revised the impact of these errors. Corrections are made prospectively.

The revised financial information presented corrects the following errors:

(i)	Revenue and cost of sales were understated due to not properly recognizing the revenue of a construction project and the related cost of sales. Certain payroll cost in selling, general and administrative expenses were reclassified as cost of sales due to the nature of the cost incurred directly related to construction.
(ii)	Selling, general and administrative and other expenses were overstated due to errors in sales commission and valuation of investments in marketable securities.
(iii)	Foreign currency translation loss was overstated due to calculation errors.

Each of the affected financial information line items has been corrected and are identified in the tables below.

	Six Months Ended December 31, 2023
	As originally filed	Adjustments	As revised
Revenue:
Real estate sales	¥6,411,863	27,000	¥6,438,863
Other revenue	197,535	-	197,535
Total revenue	6,609,398	27,000	6,636,398
Expenses:
Cost of sales - real estate	5,419,874	49,310	5,469,184
Cost of sales – other	120,785	-	120,785
Selling, general, and administrative	1,115,915	(1,448)	1,114,467
Total expenses	6,656,574	47,862	6,704,436
Operating loss	(47,176)	(20,862)	(68,038)
Other income (expense):
Interest expenses	(10,008)	-	(10,008)
Other, net	203,319	(3,349)	199,970
Total other income, net	193,311	(3,349)	189,962
Income before income taxes	146,135	(24,211)	121,924
Income taxes	51,702	-	51,702
Net income	94,433	(24,211)	70,222
Net loss attributable to the noncontrolling interests	(219)	-	(219)
Net income attributable to ordinary shareholders	94,652	(24,211)	70,441
Foreign currency translation loss	(2,990)	2,990	-
Total comprehensive income	¥91,662	(21,221)	¥70,441
Earnings per share:
Basic	¥6.72	(1.56)	¥5.16
Diluted	¥6.72	(1.56)	¥5.16
Weighted average shares outstanding:
Basic	13,641,900	13,641,900	13,641,900
Diluted	13,641,900	13,641,900	13,641,900

F-4